February 10, 2005

  U.S. Securities and Exchange Commission
  450 Fifth Street, N.W.
  Washington, D.C. 20549
  Attention:  Filing Unit

         Re:      Fusion Telecommunications International, Inc.
                  Registration Statement on Form S-1/A


Members of the Commission:

On behalf of the Registrant, I respectfully request acceleration of the effective date to 9:00am on February 11, 2005, or as soon thereafter as possible. An acceleration request on behalf of the principal underwriter is attached.

You may direct any questions regarding this filing to the undersigned at (212) 972-2000.

Very truly yours,

/S/ Matthew D. Rosen
Matthew D. Rosen